Exhibit (a)(1)(M)

General Employee FAQs		3
1.	Why is Schwab doing this capital restructuring?	3
2.	What are the components of Schwab’s capital restructuring plan?	3
3.	What impact will these transactions have on the financial health of the firm?	3
4.	Will Chuck participate in the tender offer? If not, will he maintain his percentage ownership in the company?	3
5.	Does the Company intend to repurchase any shares other than pursuant to the tender offer and the agreement with Chuck?	4
6.	Following the tender offer, will the Company continue as a public company?	4
7.	What are the details of the tender offer & special cash dividend?	4
8.	What is the debt portion of the capital restructuring plan, and why are we doing it?	4
9.	How are stockholders being notified?	5
10.	Should I participate in the tender offer?	5
11.	How do the tender offer and dividend impact me, and how do I participate?	5
12.	Is it okay to tender only some of my shares?	6
13.	Can I tender at different prices?	6
14.	Will I receive the special cash dividend if I tender my shares?	7
15.	Will I have to pay brokerage commissions or a reorganization fee if I tender my shares?	7
16.	Do I have to do anything if I do not want to tender any of my shares?	7
17.	If I decide not to tender, how will the Offer affect my shares?	7
18.	Who can I talk with if I have questions about the tender offer or special dividend?	7

Employee FAQs Specific to Shares Held in Bank or Brokerage Accounts		8
19.	How do I tender shares I have in my bank or brokerage account?	8
20.	How do I know what price I’ll receive?	8
21.	What are the tax consequences if I tender my shares?	8
22.	If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?	9
23.	How many times can I change my election?	9
24.	How and when will I know how many of the shares I’ve offered up for tender are accepted?	9
25.	When I tender the shares before the deadline, are they still in my account?	9
26.	I tendered my shares, but now I want to withdraw. How do I do that?	9
27.	How do I get another tender offer package or election form?	9
28.	My account is set up for dividend reinvestment. Will the special cash dividend be reinvested?	9
29.	What are the tax consequences of the special dividend?	10

Employee FAQs Specific to Shares in the SchwabPlan Retirement Savings and Investment Plan (401(k)/ESOP)		11
30.	How do I tender my shares?	11
31.	What is the deadline to tender my shares?	11
32.	Why is the tender offer deadline different for Plan participants compared to other stockholders?	11
33.	If I tender some or all of my shares, when / how will I know that my tender instruction has been received?	11
34.	Will all the shares that I tender be accepted in the tender offer?	11
35.	What if I want to revoke my election to tender shares?	12
36.	If I tender shares by mailing in the completed form and later decide to revoke or change my election, can I do that on the electronic system?	12
37.	How many times can I change my election?	13
38.	I lost my “control #” to make elections online. Who can give me my control # to go on the site and make my tender election?	13
39.	Who do I call to obtain another package and election form?	13
40.	Who do I call to ask questions about the tender offer?	13
41.	Why did I receive two separate packets for the SchwabPlan Retirement Savings and Investment Plan?	13
42.	How do I calculate the approximate number of equivalent shares allocated to the units I hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund?	13
43.	If I tender shares and my tender is accepted, when will the shares actually leave my account(s)?	13

44.	If I tender shares and my shares are accepted, when will I see the proceeds in my Plan account?	14
45.	How will the proceeds that are returned to the Plan for shares that I tender, which are accepted, be invested in my Plan account?	14
46.	Once the proceeds from my tendered shares have been credited to my account in accordance with my investment elections, can I transfer my fund balances immediately to other investments?	14
47.	Can I receive the proceeds from the tender offer outside of the SchwabPlan Retirement Savings and Investment Plan?	14
48.	If I participate in the tender offer, will this be a taxable event?	14
49.	Can I still take a loan or in-service withdrawal if I tender shares?	15
50.	Can I still transfer my account balances among funds in the Plan if I tender shares?	15
51.	Can I still make transactions in the equity unit funds during the tender offer period and following the tender offer period?	15
52.	If I am a terminated employee and want to tender shares, may I take a total distribution of the rest of my Plan account?	15
53.	Will Schwab still pay the regular quarterly dividend?	16
54.	Will I receive the “special cash dividend” and the regular quarterly cash dividend if I tender shares?	16
55.	As of which date must I hold shares in my Plan account to be eligible for the special and regular quarterly cash dividends?	16
56.	When will I receive my special and regular quarterly cash dividends?	16
57.	Will I be taxed on my special and regular quarterly cash dividends?	16
58.	If I have elected Pass Thru Dividends (receiving dividend payments in cash), how can I change my election so that I do not receive my special and regular quarterly cash dividends in cash?	16

Employee FAQs Specific to Stock Option/Restricted Share Holders		17
59.	Are employee stock options or other “Schwab shares” from our equity compensation plans being adjusted for the dividend?	17
60.	If I want to exercise vested options to receive the dividend, what’s the deadline for exercising them?	17
61.	If I want to exercise vested options so I can tender them, what’s the deadline for exercising them?	17
62.	Why doesn’t the adjustment include the $0.05 per share regular dividend also declared on July 2, 2007?	17
63.	When will I be able to view my adjusted options? When can I exercise vested options?	18
64.	Can I do a “same day sale” or “exersale” and still be eligible for the special dividend or tender offer?	18
65.	Does the option adjustment trigger any taxes?	18
66.	Is the new Employee Stock Purchase Plan impacted by the capital restructuring?	18
67.	Who do I contact if I have questions?	18

General Employee FAQs

1. Why is Schwab doing this capital restructuring?

•

Our management and the board of directors reviewed alternatives for using the after-tax proceeds from the sale of U.S. Trust Corporation. They believe that the capital restructuring plan, including a special cash dividend, tender offer and debt issuance, is an effective way of returning excess capital to stockholders while creating a more efficient capital structure. The firm remains focused on sustaining a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities.

2. What are the components of Schwab’s capital restructuring plan?

•

We announced a plan to return approximately $3.5 billion in capital to stockholders and create a more efficient and cost-effective capital structure. This plan follows the completion, on July 1, 2007, of the sale of U.S. Trust Corporation, which generated $2.7 billion of after-tax proceeds. The plan includes the following components:

1.	A special cash dividend of $1.00 per common share, which will return approximately $1.2 billion to stockholders. The special dividend is payable on August 24, 2007, to stockholders of record at the close of business on July 24, 2007.

2.	A $2.3 billion share repurchase through a modified Dutch Auction Tender Offer and a separate Stock Purchase Agreement with Chairman and CEO Charles R. Schwab, the company’s largest stockholder. The Stock Purchase Agreement will maintain Mr. Schwab’s beneficial ownership of the company at its current level of approximately 18 percent.

3.	Debt offerings of up to $750 million consisting of a combination of senior notes and hybrid capital securities.

•

The terms of these securities are subject to the preparation, negotiation and completion of definitive documents, and the timing and amount of these offerings may be affected by market conditions, including the demand for new corporate debt issues. The specific terms of the debt securities will be described in one or more prospectus supplements or pricing supplements to be filed with the Securities and Exchange Commission and may be obtained free of charge from the SEC’s website at www.sec.gov.

3. What impact will these transactions have on the financial health of the firm?

•

Schwab will continue to have a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities. This doesn’t preclude us from future acquisitions or investment in our core businesses, given our strong continuing cash flow and conservative balance sheet. We are well positioned to take advantage of opportunities to enhance our capabilities and further our growth.

•	We expect capital and cash flow generation to remain strong, post-capital restructuring.

•	All three rating agencies, Moody’s, S&P, and Fitch, have reviewed the impact of this capital restructuring and have reaffirmed our corporate credit ratings.

4. Will Chuck participate in the tender offer? If not, will he maintain his percentage ownership in the company?

•	Chuck will not participate directly in the tender offer. He has entered into a separate agreement with the company to sell shares.
•	Chuck will sell shares in an amount that will maintain his pre-tender ownership interest.

¡	Chuck’s beneficial ownership is spread across several stockholders which may participate in the sale of stock to the company along with Chuck directly.

5. Does the Company intend to repurchase any shares other than pursuant to the tender offer and the agreement with Chuck?

•

After the close of the tender, we may decide to purchase additional shares in the open market, through a private transaction, tender offers or otherwise. In particular, our Board of Directors has previously approved a stock repurchase program, under which during the period from January 1, 2007 to June 29, 2007, we repurchased approximately 33 million shares of our common stock for approximately $642 million. As of June 29, 2007, we had the remaining authority to repurchase approximately $446 million of shares of our common stock.

6. Following the tender offer, will the Company continue as a public company?

•	Yes. After the completion of the tender offer our shares will continue to be listed on NASDAQ and we will continue to be subject to the reporting requirements of the Exchange Act.

7. What are the details of the tender offer & special cash dividend?

Tender Offer	Special Cash Dividend

•     Schwab is offering to purchase $1.9 billion or 84 million shares of SCHW stock in a modified “Dutch Auction” tender.

•     The maximum price in the offer is $22.50. The minimum price in the offer is $19.50.

•     The offer commences on July 3, 2007 and closes at midnight ET on July 31, 2007 (unless the offer is extended).

¡      If you hold your shares at Schwab, you must submit your instructions by 7 pm ET on July 26, 2007.

¡      If you hold shares in the Schwab 401(k) and/or ESOP Equity Unit Funds in the Retirement Savings & Investment Plan, you must submit your instructions by 4:00 pm ET July 27, 2007.

Schwab will not charge any fees to participate for clients holding their shares in a Schwab or Cybertrader account.

•     Schwab will be paying a special $1.00 per share cash dividend to all stockholders of record as of the close on 7/24/2007.

•     The ex-dividend date is July 20, 2007. The record date is July 24, 2007. The payable date is August 24, 2007.

•     The eligible shares are:

•     Clients:

¡      SCHW common stock

•     Employees:

¡      SCHW common stock

¡      Stock units (held through the 401(k) and/or ESOP Equity Unit Funds in the Retirement Savings & Investment Plan)

¡      Restricted Stock

¡      Shares held in old ESPP account (Schwab’s Dividend Reinvestment & Stock Purchase Plan)

8. What is the debt portion of the capital restructuring plan, and why are we doing it?

¡

The debt offering is part of an overall capital restructuring plan to return capital to stockholders while creating a more efficient capital structure. The firm is focused on sustaining a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities.

¡

The debt offering of up to $750 million is expected to consist of senior notes and hybrid capital securities. The terms of these securities are subject to the preparation, negotiation and completion of definitive documents, and the timing and amount of these offerings may be affected by market conditions, including the demand for new corporate debt issues.

¡

The specific terms of the debt securities will be described in one or more prospectus supplements or pricing supplements to be filed with the Securities and Exchange Commission and may be obtained free of charge from the SEC’s website at www.sec.gov.

9. How are stockholders being notified?

•	Stockholders will be notified of the tender offer, by mail, through the “Offer To Purchase”.

•

Stockholders who hold shares in the name of a broker, dealer, commercial bank, trust company, or other nominee will be notified by their nominee. This includes stockholders who hold their shares in a Schwab account. The tender offer document may be accompanied by a cover letter. Schwab will send a letter to its clients.

•	If stockholders hold certificates in their own name, they will be notified by our Depositary, Wells Fargo Shareholder Services.

•

Participants in the SchwabPlan Retirement Savings & Investment Plan who are invested in the 401(k) and/or ESOP Equity Unit Funds will be notified by mail from the plan Tabulator, Ellen Philip Associates.

•	Questions and requests for assistance for all stockholders may be directed to the Information Agent, DF King (800-659-6590), or the Dealer Manager, UBS Securities LLC (877-827-4180).

Additional information about the Information Agent and Dealer Manager is located on the back page of the “Offer To Purchase”.

10. Should I participate in the tender offer?

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Our board of directors has approved the offer. However, neither we nor the board of directors, the dealer manager, the information agent or the depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to these matters. In so doing, you should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

11. How do the tender offer and dividend impact me, and how do I participate?

Investment	Dividend Impact	Tender Offer Impact	How to Participate in Tender Offer

Stock owned outright	Dividend will be paid as ordinary dividend payments and will not be reinvested if held in a Schwab brokerage account.	Any stock owned outright is eligible for the tender offer.	Reps can tender shares via Schwab.com, or by contacting the Schwab Employee Services branch.

SCHW shares through the units held in the 401(k) and/or ESOP Equity Unit Funds in the Plan	If you are a 401(k) and/or Equity Unit Fund holder through the SchwabPlan Retirement Savings & Investment Plan on July 24, 2007, the dividend will be paid as ordinary dividend payments.	Shares held as part of the units in the equity unit funds are eligible for the tender offer.

You can tender the shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund by logging onto to the Tabulator’s website at https://www.tabulationsplus.com/schw-401k for the shares allocated to the units you hold in the 401(k) Equity Unit Fund or at https://www.tabulationsplus.com/schwesop for the shares allocated to the units you hold in the ESOP Equity Unit Fund.

You can also mail in the forms included in your tender offer document. For full instructions, see [link to TO doc]

Restricted Stock or stock units	The special dividend will be paid to all holders of outstanding restricted shares as of July 24, 2007. These special dividends will be paid and taxed in the same manner as ordinary dividends. Restricted shares are not eligible for the tender offer unless the restrictions lapse and the shares are settled in your Schwab account by July 26, 2007.	Not eligible	n/a

Stock options, vested and unvested

Employee stock options are not eligible to receive a dividend. However, the exercise price and the number of shares will be adjusted to reflect the $1.00 dividend.

If you decide to exercise vested options before July 19, 2007, the resulting shares will receive the dividend.

Vested options: You may exercise your stock options no later than July 23, 2007, and tender all or some of the shares received upon exercise, in accordance with the Offer.

Unvested options: Not eligible.

You must exercise options sufficiently in advance of the Expiration Time, but no later than July 23, 2007, to receive the shares in your account by July 26, 2007 in order to participate in the Offer. You must tender your shares by 7 pm ET on July 26, 2007.

Former ESPP program	Dividend will be paid as ordinary dividend payments.	Stock owned is eligible for the tender offer.	Complete and submit the Letter of Transmittal in advance of the expiration date.

New 2007 ESPP	The new ESPP being launched in 2007 isn’t eligible because it won’t be in operation during the tender offer period or by the dividend record date.

12. Is it okay to tender only some of my shares?

•	Yes. You are not required to participate in the tender offer, and if you elect to participate in the tender offer, you are not required to tender all of your shares.

13. Can I tender at different prices?

•	Yes, you can select different prices ranging from $19.50 to $22.50; however, the same shares can’t be tendered at more than one price.

14. Will I receive the special cash dividend if I tender my shares?

•

Yes. If you are a stockholder of record of the Company as of the close of business on July 24, 2007, you will have the right to receive the special dividend, even if you choose to tender your shares in the Offer. This holds true regardless of whether you tender them before or after July 24, 2007.

15. Will I have to pay brokerage commissions or a reorganization fee if I tender my shares?

•	Not for accounts held at Schwab. We are waiving the voluntary reorganization fee. If any shares are held in a non-Schwab brokerage account, you must check with that broker or firm.

16. Do I have to do anything if I do not want to tender any of my shares?

•	No. You do not have to respond if you do not want to tender any of your shares.

17. If I decide not to tender, how will the Offer affect my shares?

•	Stockholders who choose not to tender their shares will own a higher percentage interest in our outstanding common stock following the completion of the tender offer.

18. Who can I talk with if I have questions about the tender offer or special dividend?

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Schwab Plan Retirement Savings & Investment Plan Participants (participants who are both active and former employees): Contact D.F. King & Co., Inc., the information agent for the Offer at 1-800-659-6590, or UBS Securities LLC, the dealer manager for the Offer at 1 -877-827-4180. Identify yourself as a Schwab 401(k) plan participant.

•	Vested Options (if you decide to exercise): Contact Stock Plan Services.

•

Stock held in Schwab Account (brokerage or bank): Contact D.F. King & Co., Inc., the information agent for the Offer at 1-800-659-6590, or UBS Securities LLC, the dealer manager for the Offer (877-827-4180).

Employee FAQs Specific to Shares Held in Bank or Brokerage Accounts

19. How do I tender shares I have in my bank or brokerage account?

•	Employees can use schwab.com, or contact the Schwab Employee Services branch.

•

Employees with certificates in their own name should send their Letters of Transmittal, together with any required signature guarantees, the certificates for their shares, and any other documents required by the Letter of Transmittal to the depositary, Wells Fargo Bank, N.A., at the address indicated in the Offer to Purchase and Letter of Transmittal.

20. How do I know what price I’ll receive?

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In a modified “Dutch Auction”, stockholders are allowed to select the price per share (within the price range of the offer) at which they’re willing to sell, or they can choose to accept the purchase price that Schwab determines at the close of the offer (1).

•	After the offer closes (on July 31st), the prices listed by stockholders are reviewed, and we will select the lowest price range that allows us to purchase approximately 84 million shares.

•	This means that if you indicate a price, you will not receive less than your price (2). One of three things will occur:

¡	You will receive your price for your shares.

¡	You will receive a higher price for your shares.

¡	Your shares will not sell, because we could purchase enough shares at a lower price than you indicated.

(1)	Opting to select the purchase price determined in the tender offer maximizes a client’s chance of participating. However, you should understand that choosing to accept the purchase price determined in the offer (i.e., not indicating a tender price of their own) may lower the purchase price paid for all purchased shares in the Offer and could result in your shares being purchased at the minimum price of $19.50 per share.

(2)	You should also understand that not all your shares may be purchased even if their price qualifies. For example, if more than the 84 million shares are offered, qualifying share amounts will be proportionally reduced (i.e., prorated).

21. What are the tax consequences if I tender my shares?

¡

Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The tender of shares for cash could be treated as (i) a sale or exchange of the tendered shares or (ii) a distribution which, to the extent of available earnings and profits, is taxable as a dividend without any reduction in income for your basis in your shares. See Section 14 of the Offer to Purchase.

¡

Note that special tax rules will apply with respect to shares tendered through our 401(k) Plan and may apply with respect to a tender of shares acquired through the exercise of stock options. Please consult your personal tax advisor to determine how this will apply to you.

¡

Along with your Letter of Transmittal, you are asked to submit a Substitute Form W-9. Any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to United States backup withholding at a rate equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer, unless such stockholder establishes that such stockholder is within the class of persons that is exempt from backup withholding. See Section 3 of the Offer to Purchase. Non-U.S. Holders, to establish their exemption from backup withholding, should submit an IRS Form W-8BEN. However, Non-U.S. Holders may be subject to 30% withholding regardless of whether the transfer is treated as a sale or exchange or as a distribution. See Section 14 of the Offer to Purchase. We recommend that you consult your own tax advisor with respect to your particular situation.

22. If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

•	Odd lot holders (i.e., you own less than 100 shares): No, you are not subject to proration. If your tender offer is accepted, all your shares will be tendered.

•	Round lot holders (i.e., you own more than 100 shares): Yes, you are subject to proration. Not all of your shares may be accepted if there are more than 84 million shares offered.

23. How many times can I change my election?

As often as you want, up until the cutoff times (if shares held at Schwab, 7 pm ET on July 26th). However, whatever election is on file with the depositary at the Expiration Time will be final and irrevocable.

24. How and when will I know how many of the shares I’ve offered up for tender are accepted?

•	Once the tender period has closed, the offers are reviewed and the final price determined.

•	If your shares are accepted in the tender offer, they will be sold and your account will be credited.

•	If your shares are not accepted in the tender offer, they will return to their normal (non-tendered) status.

•	It can take up to 10 business days after the tender offer period has closed to settle your account.

25. When I tender the shares before the deadline, are they still in my account?

•

Once you tender your shares, you will see the shares still in your account but they will be marked as having been tendered. This will prevent the shares from being transferred or sold until the tender process is complete, unless you withdraw your shares from the offer.

26. I tendered my shares, but now I want to withdraw. How do I do that?

•	If you hold shares in your regular Schwab account, you can withdraw by using Schwab.com or speaking with a representative in the Schwab Employee Services Branch.

27. How do I get another tender offer package or election form?

You may contact D.F. King & Co, Inc., the information agent for the tender offer, at 800-659-6590.

28. My account is set up for dividend reinvestment. Will the special cash dividend be reinvested?

•

No. Several years ago we made a decision to not offer dividend reinvestment for special dividends from all stocks. All Schwab clients were notified of this change and it appears in the account agreement.

•	The rationale for this decision is that these distributions can be very large, causing us to send a large purchase order to the market on the payable date, which may disrupt the market.

29. What are the tax consequences of the special dividend?

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The special dividend will constitute ordinary income for federal and state income tax purposes and is reportable as such on a Form 1099-DIV. For individuals who have owned the stock as to which the special dividend is paid for a requisite time period, the special dividend should also be “qualified dividend income” eligible for a maximum federal income tax rate of 15%. You should consult your personal tax advisor, as exceptions can apply for federal income tax purposes and state and local tax jurisdictions may not follow the federal rules and rates.

Employee FAQs Specific to Shares in the SchwabPlan Retirement Savings and Investment Plan (401(k)/ESOP)

30. How do I tender my shares?

•

You can tender the shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund by logging onto to the Tabulator’s website at https://www.tabulationsplus.com/schw-401k for the shares allocated to the units you hold in the 401(k) Equity Unit Fund or at https://www.tabulationsplus.com/schw-esop for the shares allocated to the units you hold in the ESOP Equity Unit Fund. Once you have logged on to the applicable website, follow the instructions for tendering shares.

•

Alternatively, you can use the paper forms included in your tender offer packet(s). There are two forms, one for the 401(k) Equity Unit Fund and one for the ESOP Equity Unit Fund. (If you have investments in only one of the equity unit funds, then you will receive only one packet and only one form.) If you use the paper form, complete the entire form pursuant to the directions and mail the form to the Tabulator (in the envelope provided) at P.O. Box 1997, New York, NY 10117-0024). If you wish to return the form by overnight courier, please send it to the Tabulator at Ellen Philip Associates, 134 West 26th Street, 5th Floor, New York, NY 10001. Directions via facsimile will not be accepted.

31. What is the deadline to tender my shares?

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The Tabulator must receive your election to tender the shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund by 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended).

32. Why is the tender offer deadline different for Plan participants compared to other stockholders?

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The tender offer deadline for Plan participants is determined in conjunction with the Tabulator and reflects the fact that the Tabulator for the Plan (Ellen Philip Associates) must follow different procedures from the other tabulators working on the tender offer.

33. If I tender some or all of my shares, when / how will I know that my tender instruction has been received?

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If you tender your shares using the Tabulator’s website as described above, you will be able to request an email confirmation of your tender. If you tender your shares by mail, you will not receive any notification regarding confirmation or acceptance of your tender until the proceeds are deposited in your Plan account. If you tender your shares by mail, be sure to keep a copy of your control number, which can be used for tracking purposes.

34. Will all the shares that I tender be accepted in the tender offer?

•	Not necessarily. There are three events that could result in fewer shares being accepted in the tender offer and purchased by the Company compared to the number of shares that you direct to tender.

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First, if the prevailing market price of the Common Stock, defined as the last-sale-eligible-trade reported to the NASDAQ exchange prior to 4:00:02 p.m. Eastern Time on July 27, 2007 (or later if the offer is extended), is higher than the price at which you direct to tender your shares, the Purchasing Agent will not tender the shares regardless of your direction. ERISA (the Employee Retirement Income Security Act of 1974, as amended) prohibits the Company from purchasing shares under the Plan if the purchase price is less than the prevailing market price of the stock. Therefore, shares that are directed for tender at below the prevailing market price on July 27, 2007 (or later if the offer is extended) will not be tendered by the Purchasing Agent.

Illustrative Example:

Instructions submitted by Participant
Prices:	$19.50	20%
	$20.50	20%
	$21.50	20%
	$22.50	20%
	TBD	20%

Total shares tendered:		100%

Prevailing market price on July 27, 2007	$20.45
Trustee would submit:
Prices:	$19.50	—
	$20.50	20%
	$21.50	20%
	$22.50	20%
TBD at	$20.50	20%

Total shares tendered:		80%

* If you elect TBD, your shares will be deemed tendered at the minimum price of $19.50 unless the prevailing market price on July 27, 2007 is higher than the minimum price, in which case, your shares will be tendered at the prevailing market price rounded up to the next highest $0.10 increment (i.e. $20.50 in the above example). Assuming that the final purchase price is established at $19.50, participants electing TBD will not have any shares purchased in this example.

•	For more information on this issue, see the Participant Letter.

•

Second, the Company has only agreed to purchase a certain number of shares in the tender offer. If more shares are tendered (if the tender offer is oversubscribed), the Company may purchase shares on a pro rata basis. If the Company prorates, then fewer shares than you directed for tender will be purchased by the Company.

•	Third, if you tender any shares at a price higher than the final purchase price determined by the Company, then shares you directed for tender at a higher price will not be purchased by the Company.

•	Any shares that you direct for tender that are not purchased will be credited back to your Plan account as units in the applicable Equity Unit Fund.

35. What if I want to revoke my election to tender shares?

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You may log on to the Tabulator’s website(s) or you may contact the Information Agent as detailed below to request and mail in the paper form(s). In each case, indicate that you do not want to tender the shares allocated to the units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, or you can use the website (or paper form) to fill in different percentages and prices at which you want to tender the shares allocated to the units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. By submitting a new election, you are revoking any prior election.

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The last communication that the Tabulator receives from you before the deadline will be your final and irrevocable election. For example, if you mail in the paper form and it is received by the Tabulator but then you later log on to the website and change your election (or revoke your tender), the Tabulator will count your website election (the last election received by the Tabulator) as your final election.

36. If I tender shares by mailing in the completed form and later decide to revoke or change my election, can I do that on the electronic system?

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Yes. The fastest way to revoke or change any election is to submit a new internet election, thereby avoiding the possibility of postal delays. You also can use the paper election form or the internet election form to make an election to participate, to revoke an election to participate, and to change an election to participate.

37. How many times can I change my election?

•

You can change your election as many times as you want prior to 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended). However, the election that is on file with the Tabulator at 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended) will be final and irrevocable.

38. I lost my “control #” to make elections online. Who can give me my control # to go on the site and make my tender election?

•

Please contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern Time, on Saturday.

39. Who do I call to obtain another package and election form?

•

You may contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern, Time on Saturday.

40. Who do I call to ask questions about the tender offer?

•

For information related to the tender offer, please contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern Time, on Saturday. You also may call UBS Securities LLC, the Dealer Manager for the Offer at 1-877-827-4180 for more information regarding the tender offer.

41. Why did I receive two separate packets for the SchwabPlan Retirement Savings and Investment Plan?

•

There is a separate packet for each of the two equity unit funds in the Plan, the 401(k) Equity Unit Fund and the ESOP Equity Unit Fund. If you received both packets it is because you were invested in both of the funds at the time the packets were created. Because of certain tax consequences of tendering shares allocated to the funds, you are permitted to make a separate election to tender the shares allocated to the units you hold in each of the two funds. Each packet that you received contains information on how to make the election to tender the shares allocated to units in each fund.

42. How do I calculate the approximate number of equivalent shares allocated to the units I hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund?

•

To calculate a current estimate of the number of shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, take the current value of your holdings in each fund, multiply it by 99.25% (less than 100% to account for the cash or cash equivalents in the fund) and then divide the result by the current market price of Schwab common stock. You may also contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com.

43. If I tender shares and my tender is accepted, when will the shares actually leave my account(s)?

•

The deadline for tendering shares is 4:00 p.m., Eastern time, on July 27, 2007 (or later if the offer is extended). After this time, you will not be permitted to sell or make any transaction with respect to the shares allocated to the units you hold in either the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund that you have elected to tender. However, even though you will not be able to make any transactions with respect to the tendered shares, the tendered shares allocated to units in those funds will not actually be transferred from your account until on or about August 8, 2007. During the period between July 27, 2007 (or later if the offer is extended) and about August 8, 2007, you will be able to make transactions with respect to that portion, if any, of your 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund holdings with respect to shares allocated to the units you hold in the equity unit funds that have not been tendered. In order to make these transactions, you will have to contact Schwab Retirement Plan Services at 1-800-724-7526 and work with the call center representative.

44. If I tender shares and my shares are accepted, when will I see the proceeds in my Plan account?

•

On or about August 8, 2007, we expect that you will see the proceeds in your Plan account. However, this date could fluctuate based on the administration of the tender offer. Remember that the proceeds from the tender offer will be reinvested in your Plan account based on the investment elections that you have on file with Schwab Retirement Plan Services or, if you do not have investment elections on file, the proceeds will be deposited in the SchwabPlan Stable Value Fund.

45. How will the proceeds that are returned to the Plan for shares that I tender, which are accepted, be invested in my Plan account?

•

The proceeds from the tender offer will be reinvested in your Plan account based on the investment elections that you have on file with Schwab Retirement Plan Services or, if you do not have investment elections on file, the proceeds will be deposited in the SchwabPlan Stable Value Fund.

•

If you want to change your investment elections so that the tender offer proceeds are reinvested in a different manner than your salary contributions, please contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com. Please note that your salary deferrals to the Plan for the July 31st pay period and, if applicable, any quarterly bonus payment will be deposited in your Plan account in the days just prior to the time the tender offer proceeds are deposited in your Plan account and may be affected by any change to your investment elections as well as any subsequent deferral or bonus deposits to your account.

46. Once the proceeds from my tendered shares have been credited to my account in accordance with my investment elections, can I transfer my fund balances immediately to other investments?

•

Yes. However, you must keep in mind that the normal contingent redemption fees and/or mutual fund trading restrictions may apply. Please call the SchwabPlan Retirement Plan Services Hotline at 1-800-724-7526 for more information.

47. Can I receive the proceeds from the tender offer outside of the SchwabPlan Retirement Savings and Investment Plan?

•

No. All tender offer proceeds must be deposited back into the Plan in order to maintain the tax-qualified status of the Plan. You may only take a distribution from the Plan in accordance with the terms of the Plan.

48. If I participate in the tender offer, will this be a taxable event?

•

Your participation in the tender offer does not have any immediate tax consequence. However, participation in the tender offer with respect to the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund may have a negative tax consequence to you when you take a distribution from the Plan.

•

Specifically, under current federal income tax rules, if you receive from the Plan a lump sum distribution that includes Schwab shares that have increased in value while they were held by the Plan you may have, under certain circumstances, the option of deferring payment of taxes on this increase in value, until you sell the shares. This increase in value is referred to as “net unrealized appreciation.” When the shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If shares that are part of your holdings in the 401(k) Equity Unit Fund and/or the

ESOP Equity Unit Fund are purchased by the company in the tender offer, you will no longer be able to take advantage of this tax benefit with respect to these particular shares. The shares allocated to the units you hold in the ESOP Equity Unit Fund may be more significantly impacted by your decision to tender them because the tax basis of these shares is generally lower than the tax basis of the shares allocated to the units you may hold in the 401(k) Equity Unit Fund. Please log on to www.schwabplan.com and click on “Plan Services” – “Withdrawals” – “Distribution Center” – “Distribution Decision Making Guide” – “What to do with Your Company Stock” for more information regarding the tax issues related to the funds. In addition, you should discuss whether to tender your shares with your financial or tax advisor.

49. Can I still take a loan or in-service withdrawal if I tender shares?

•

You will be able to take a loan from the Plan if you tender shares allocated to the units you hold in the equity unit funds through the normal application process; however once the Plan’s tender offer window closes on July 27, 2007 (or later if the offer is extended), you may not take a loan with respect to your tendered shares until the completion of the transaction on or about August 8, 2007. If you apply for a loan during this window and wish to borrow against your non-tendered shares, please contact Schwab Retirement Plan Services at 1-800-724-7526.

•

With respect to in-service withdrawals, you may take in-service withdrawals from the Plan for which you are eligible under the Plan rules during the tender offer even if you have tendered the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. However, you may not make any withdrawal with respect to the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund that you tendered after 4:00 p.m., Eastern time, on July 27, 2007 (or later if the offer is extended), until the completion of the tender offer on or about August 8, 2007.

50. Can I still transfer my account balances among funds in the Plan if I tender shares?

•

Generally, you can still transfer your account balance among different funds in the Plan during the tender offer period. However, if you elect to tender the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, you may not make any transaction with respect to the shares allocated to units in those funds that you have tendered after 4:00 p.m., Eastern time, on July 27, 2007, until the completion of the transaction on or about August 8, 2007.

51. Can I still make transactions in the equity unit funds during the tender offer period and following the tender offer period?

•

Yes. You can still direct investments into the 401(k) Equity Unit Fund during the tender offer period and following the tender offer period. You can sell your investments in the equity unit funds with respect to any of the units you hold in the equity unit funds through 4:00 p.m., Eastern time, on July 27, 2007. After 4:00 p.m., Eastern time, on July 27, 2007, you can only sell your investments in the equity unit funds with respect to shares allocated to the units you hold in the equity unit funds that have not been tendered.

52. If I am a terminated employee and want to tender shares, may I take a total distribution of the rest of my Plan account?

•

If you elect a distribution which can be processed prior to July 27, 2007, your distribution election will be deemed a revocation of your election to tender the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. If you elect a distribution which cannot be processed until after July 27, 2007 and you have elected to tender the shares allocated to units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, your distribution will be delayed until after the proceeds from the tender offer have been deposited in your Plan account.

53. Will Schwab still pay the regular quarterly dividend?

•

Yes. Schwab will still pay the regular quarterly dividend of $0.05 per share on August 24, 2007. The quarterly dividend will be added to the special dividend and allocated to your account on the same day.

54. Will I receive the “special cash dividend” and the regular quarterly cash dividend if I tender shares?

•

Yes. If you are a stockholder of record of the Company as of the close of business on July 24, 2007, including for this purpose having shares allocated to your units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, you will be eligible to receive the special and regular quarterly cash dividends even if you chose to tender the shares allocated to the units you hold in those funds.

55. As of which date must I hold shares in my Plan account to be eligible for the special and regular quarterly cash dividends?

•

You must be a stockholder (including having shares allocated to units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund) on July 24, 2007 in order to be eligible to receive the special and regular quarterly cash dividends.

56. When will I receive my special and regular quarterly cash dividends?

•

The special and regular quarterly cash dividends will be paid on August 24, 2007. The special and regular quarterly cash dividends will be reinvested in your Plan account unless you have elected Pass Thru Dividends.

57. Will I be taxed on my special and regular quarterly cash dividends?

•

It depends. You will not be taxed on your special and regular quarterly cash dividends because your dividends will be reinvested in your Plan account unless you have elected Pass Thru Dividends, in which case the dividends will be paid to you in cash and you will be taxed on the dividends.

58. If I have elected Pass Thru Dividends (receiving dividend payments in cash), how can I change my election so that I do not receive my special and regular quarterly cash dividends in cash?

•

If you want to change your dividend election, either to receive the special and regular quarterly cash dividends in cash or to have the dividends reinvested in the applicable fund, please contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com before 4:00 p.m. Eastern time on August 23, 2007.

Employee FAQs Specific to Stock Option / Restricted Share Holders

59. Are employee stock options or other Schwab shares from our equity compensation plans being adjusted for the dividend?

•

Employee stock options: Yes. We will adjust the exercise price and the number of shares subject to all of the outstanding stock options (vested and unvested) held by our employees, directors and consultants to reflect the change in the value of our common stock after the special cash dividend is paid and to maintain essentially the same value for the stock options, pre- and post-dividend.

For example, if you currently have 100 options at a $17 exercise price, you will have 104 options at a $16.23 exercise price, after the adjustment. (To see some full calculation examples, click here [link to Patrick’s “options examples”].)

•	Restricted stock or stock units: No. Stock or stock unit awards granted under the 2004 Stock Incentive Plan are eligible for the special dividend; no additional adjustments will be made.

•	Employee Stock Purchase Plans: No.

¡	Shares in Schwab’s old ESPP (Schwab’s Dividend Reinvestment & Stock Purchase) plan are eligible for the special dividend and tender offer; no additional adjustments will be made.

¡

The enrollment time for the first offering period of the newly introduced Employee Stock Purchase Plan is July 5-23, 2007. As such, no Schwab shares are currently outstanding under the plan and the tender offer and the special dividend have no impact on this plan.

60. If I want to exercise vested options to receive the dividend, what’s the deadline for exercising them?

•	You need to exercise your vested options by no later than July 19, 2007. You will receive the dividend in the form of cash, payable on August 24, 2007.

•	If you exercise on or after July 20, 2007, you will exercise your adjusted shares and will not receive the dividend.

61. If I want to exercise vested options so I can tender them, what’s the deadline for exercising them?

•

In order to participate in the tender, you must exercise your options sufficiently in advance of the Expiration Time, but no later than July 23, 2007, to receive the shares in your account by July 26, 2007 in order to participate in the Offer.

•

While the “Expiration Time” in the Offer means 12:00 midnight Eastern Time on Tuesday, July 31, 2007, if your shares are held at Schwab, you must tender your shares by 7:00 pm Eastern time on July 26, 2007.

•	An exercise of a stock option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

62. Why doesn’t the adjustment include the $0.05 per share regular dividend also declared on July 2, 2007?

•

Estimated dividends are factored into the valuation of employee stock options and, therefore, adjustments are not required for the payment of ordinary dividends. Special dividends, however, are not typically included in option valuations and, as a result, have an unintended negative impact on option holders.

63. When will I be able to view my adjusted options? When can I exercise vested options?

•	You will be able to view and exercise adjusted vested options on July 20, 2007.

64. Can I do a “same day sale” or “exersale” and still be eligible for the special dividend or tender offer?

•	No. To receive the special and regular dividend, you must exercise and hold the shares on the dates specified. Shares sold pursuant to “same day sale” or “exersale” would not be available for tender.

65. Does the option adjustment trigger any taxes?

•	No, these adjustments will be made in accordance with all relevant tax regulations and will have no adverse tax consequences on option holders.

66. Is the new Employee Stock Purchase Plan impacted by the capital restructuring?

•

The purchase price for the first offering period will be based on Schwab’s closing price as of January 31, 2008. Given the numerous factors that can impact Schwab’s daily stock price, we cannot predict the impact this capital restructuring will have on the future stock price.

67. Who do I contact if I have questions?

•

For general questions, please contact D.F. King & Co., Inc., the Company’s information agent for the tender offer, by directing a request to 48 Wall Street, New York, NY 10005 or calling toll-free at (800) 659-6590; Monday–Friday 5:00 am to 7:00 pm, Pacific Time, and Saturday 8:00 am to 3:00 pm, Pacific Time, or contact UBS Securities, LLC, the Company’s dealer manager for the tender offer, by calling toll-free at (877) 827-4180.To view or exercise vested options, contact Schwab Stock Plan Services using the contact info below:

¡	Phone: 1-800-654-2593; Monday–Friday 6:00 am to 6:00 pm Pacific Time

¡	Web: eac.schwab.com

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